T. Rowe Price Capital Appreciation Fund
T. Rowe Price Capital Appreciation Fund

The T. Rowe Price Capital Appreciation Fund currently has a policy to normally invest at least 50% of its total assets in the common stocks of established U.S. companies that we believe have above-average potential for capital growth.

This policy is being changed to normally invest at least 50% of its total assets in stocks. As a result, any type of stock regardless of issuer will count toward this limit.

The fund also has a policy to allow up to 25% of total assets to be invested in noninvestment-grade securities. This policy is not changing, but it is now being clarified in the prospectus that for split-rated securities, the higher rating will be used for purposes of this limit.